UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42456

INLIF LIMITED

No. 88, Hongsi Road
Yangxi New Area, Honglai Town
Nan’an City, Quanzhou
The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Enter into Certain Material Agreements in Connection with A PIPE Transaction

On July 20, 2026, INLIF Limited, a Cayman Islands exempted company (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Kerui Enterprise Limited (the “Investor”) relating to the issuance and sale of an aggregate of 40,000 shares (the “Purchased Shares”) of the Company’s Class B ordinary shares, par value US$0.32 per share (“Class B Ordinary Shares”), at $2.58 per share for an aggregate purchase price of $103,200 (the “PIPE Transaction”). A copy of the form of the Securities Purchase Agreement is attached hereto as Exhibit 10.1.

The issuance of the Purchased Shares will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. The Purchased Shares will be issued in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and Regulation S promulgated thereunder.

The Securities Purchase Agreement contains certain representations and warranties by the Company and the Investor, closing conditions to closing (including the accuracy of each party’s representations and warranties and the performance by each party of its obligations under the Securities Purchase Agreement) and termination provisions. At or prior to closing, certain deliveries by the parties are required, including but not limited to the executed Securities Purchase Agreement, the Company’s wire instructions and issuance instructions to the transfer agent, and payment of the full subscription amount by the Investor.

The foregoing summaries of the Securities Purchase Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the form of the Securities Purchase Agreement filed as Exhibits 10.1 hereto and incorporated by reference herein.

Closing of the PIPE Transaction

The closing of the PIPE Transaction occurred on July 22, 2026, in accordance with the terms and conditions set forth in each Securities Purchase Agreement dated July 20, 2026 by and between the Company and the Investor. The Company received $103,200 in gross proceeds for the issuance of 40,000 Purchased Shares to the Investor. On July 22, 2026, the Company provided the share issuance instructions to the transfer agent to issue the Purchased Shares in accordance with the terms of the Securities Purchase Agreement. The Company intends to use the proceeds from the PIPE Transaction for general corporate purposes, including working capital.

Incorporation By Reference

This Report shall be deemed to be incorporated by reference into: (i) the Company’s shelf registration statement on Form F-3, as amended (File No. 333-292580) (the “Registration Statement”), which Registration Statement was declared effective by the SEC on January 12, 2026; (iii) the Company’s registration statement on Form S-8 (File No. 333-289640), which was filed with the SEC on August 15, 2025 (collectively with the Registration Statement, and as amended from time to time, the “Registration Statements”), and into each prospectus or prospectus supplement outstanding under the Registration Statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

1

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 24, 2026

INLIF LIMITED

By:	/s/ Rongjun Xu
Name:	Rongjun Xu
Title:	Chief Executive Officer

3